Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change April 7, 2009
Item 3	News Release The news release dated April 7, 2009 was disseminated through Marketwire’s Canadian and US Investment, Continental Europe Finance and UK Media and Analysts Networks.
Item 4
Summary of Material Change

Standard Resources Inc. reported that the President of the Republic of Argentina, Dra. Cristina Fernández de Kirchner, accompanied by Governor Walter Barrionuevo of Jujuy, Secretary of Mining, Jorge Mayoral and other federal and provincial dignitaries inaugurated the Pirquitas Mine at a ceremony in San Salvador de Jujuy.  Robert Quartermain, President & CEO, and senior corporate and in-country management represented the company at the ceremony.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated April 7, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 8th day of April, 2009

April 7, 2009	News Release 09-14

PRESIDENT OF ARGENTINA INAUGURATES PIRQUITAS MINE

San Salvador de Jujuy, Argentina – Silver Standard Resources Inc. is pleased to report that the President of the Republic of Argentina, Dra. Cristina Fernández de Kirchner, accompanied by Governor Walter Barrionuevo of Jujuy, Secretary of Mining, Jorge Mayoral and other federal and provincial dignitaries inaugurated the Pirquitas Mine yesterday at a ceremony in San Salvador de Jujuy.  Robert Quartermain, President & CEO, and senior corporate and in-country management represented the company at the ceremony.

Mr. Quartermain said, “We are honoured by Presidenta Kirchner’s recognition of our investment and achievements at Pirquitas and look forward to many years of mining operations at Mina Pirquitas.”

Pirquitas is expected to produce six million ounces of silver this year and average 10 million ounces of silver over its 14.5 year mine life (based on current reserves) making it the largest silver mine in Argentina and one of the largest primary silver mines in the world.

Silver Standard Resources Inc. is a significant silver and gold resource company that seeks growth through exploration and development of its own projects. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.